Exhibit 3.89(a)
ARTICLES OF INCORPORATION
OF
USP TORRANCE, INC.
I.
The name of this corporation is USP Torrance, Inc.
II.
The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code.
III.
The name in the State of California of this corporation’s initial agent for service of process is CT Corporation System.
IV.
This corporation is authorized to issue only one class of shares of stock and the total number of shares that this corporation is authorized to issue is 1,000. Shares of stock of this corporation shall have a par value of $1.00 per share and are shares of Common Stock.
Dated July 14, 2003

/s/ Alex Jenkins
Alex Jenkins, Incorporator